Exhibit 99.1

Press release

Biophytis presents preclinical efficacy data for Sarconeos
(BIO101) in Spinal Muscular Atrophy (SMA),
a rare neuromuscular disease

Paris (France), Cambridge (Massachusetts, United States), June 16, 2022 – 8am CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes in patients suffering from age-related diseases, announced today that it is presenting new preclinical efficacy data for its product Sarconeos (BIO101) in SMA (Spinal Muscular Atrophy) at the SMA Cure 2022 conference in Anaheim, California, USA on June 16-19, 2022.

This oral presentation given by Dr. Cynthia Bézier and entitled: “COMBINATION OF BIO101 WITH ANTISENSE OLIGONUCLEOTIDE THERAPY DEMONSTRATES SYNERGISTIC BENEFICIAL EFFECTS IN SEVERE SMA-LIKE MICE” demonstrates, in a mouse model of SMA, the synergic effect of Sarconeos (BIO101) with antisense therapy.

Stanislas Veillet, CEO of Biophytis, said: "We are very pleased to present this work to the SMA community. These new data highlight the full potential of Sarconeos (BIO101) beyond age-related diseases (sarcopenia and COVID-19) for which it is in late stage clinical development. Antisense therapies have represented major breakthroughs in recent years for the treatment of SMA, although they do not address all needs. Sarconeos (BIO101) can enhance the beneficial effects of these treatments in the animal models studied. While our priority remains the development of Sarconeos (BIO101) in age-related diseases, the potential of this molecule for the treatment of rare neuromuscular diseases, SMA or DMD (Duchenne muscular dystrophy) is very encouraging for the treatment of these rare diseases. Biophytis is currently preparing the start of the MYODA clinical program in the Duchenne Muscular Dystrophy for late 2022/early 2023."

About SMA

SMA is a rare progressive neurodegenerative disease that robs an individual of the ability to walk, eat and breathe. SMA is the leading genetic cause of death in infants. Symptoms may appear in the first 6 months of life (type 1, the most severe and common), in infancy (types 2 and 3) or in adulthood (type 4, the least common form). SMA affects 1 in 11,000 births in the United States each year, and about 1 in 50 Americans is a genetic carrier.

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally,) just achieved its phase 2 development as a treatment for sarcopenia in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Full Year Report and as exposed in the “Risks Factors” section of form 20-F as well as other forms to be filed respectively with AMF and with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42